Exhibit 99.1

The following are excerpts from the transcript of the first quarter 2024 earnings conference call, held Thursday, May 2, 2024 at 5:00 PM ET:

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Rodney Sacks – Monster Beverage Corporation – Chairman and Co-Chief Executive Officer:

The Company intends to commence a modified “Dutch Auction” tender offer for up to $3.0 billion in value of shares of its common stock, subject to market conditions, at a specified price range that is yet to be determined. The Company believes that the tender offer represents an efficient mechanism to permit shareholders the opportunity to obtain liquidity without the potential disruption that can result from market sales.

The Company expects to fund the tender offer with approximately $2.0 billion of cash on hand and approximately $1.0 billion in combined borrowings, consisting of a new revolving credit facility and a new delayed draw term loan facility, each expected to be consummated prior to the completion of the tender offer. The tender offer will be made outside of the Company’s previously authorized repurchase programs and will allow the Company to retain the ability to purchase additional shares through the previously authorized repurchase programs in the future.

The Company's Co-CEOs have indicated that they intend to participate in the offer for investment diversification and estate planning purposes. Mr. Sacks' participation, in particular, may provide him some flexibility to consider his own potential options, which may also help the Company continue succession planning for its next phase of leadership. In this regard, after consultation with the Company’s Board, Mr. Sacks is considering reducing his day-to-day management responsibilities starting in 2025, while continuing to manage certain areas of the Company's business for which he has always been responsible. At that time, Mr. Sacks intends to remain Chairman of the Company's Board and Mr. Schlosberg would segue from Co-CEO to CEO.

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I think that it's a question of timing. I think that given the recent softness in the market, we believe that it is an opportunistic time to execute an at-scale transaction of this nature. We believe that this structure gives the company the opportunity to repurchase a greater number of shares and do so more quickly than we could under the programs, which we've implemented, as you know, over the -- quarter by quarter, we've continually strategically bought stock back. We think that is a good use of our cash. Obviously, we look at acquisitions from time to time, but we have a lot of excess cash.

And if you remember, we did a similar modified Dutch Auction in 2016 that we thought was very successful. It enabled the company to buy back shares, and we moved on. So we think the timing is right. We think that we'll probably implement it shortly in the next week or so. We'll come out with the documentation and the formal announcement. So it will be in this quarter. We also want to make the point that the tender offer is going to be in addition to our existing plans, which will remain in place. And that will also continue to give us opportunity to, again, to continue to buy additional shares as and when opportunistically, we think we should.